

AGREE

To continue to the website dedicated to Blue Lion Capital's campaign for change at HomeStreet, Inc., please read and confirm that you have reviewed the terms below

The views expressed on this website represent the opinions of Blue Lion Capital and certain of its affiliates (collectively, "Blue Lion Capital"), which beneficially own shares of HomeStreet, Inc. (the "Company") and are based on publicly available information with respect to the Company. Blue Lion Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Blue Lion Capital's conclusions. Blue Lion Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Blue Lion Capital disclaims any obligation to update the information or opinions contained on this website.

Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. To the extent permitted by applicable law, Blue Lion Capital shall not be responsible or have any liability for any misinformation contained in any third party SEC or other regulatory filing or third party report. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections or potential impact of the opportunities identified by Blue Lion Capital herein are based on assumptions that Blue Lion Capital believes to be reasonable as of the date of the materials on this website, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.
The materials on this website are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. These materials do not recommend the purchase or sale of any security. Blue Lion Capital currently beneficially owns shares of the Company. It is possible that there will be developments in the future that cause Blue Lion Capital from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares.

Although Blue Lion Capital believes the statements made in this website are substantially accurate in all material respects and does not omit to state material facts necessary to make those statements not misleading, to the extent permitted by applicable law, Blue Lion Capital makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and, to the extent permitted by applicable law, Blue Lion Capital expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigations and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

This website may contain links to articles and/or videos (collectively, "Media"). The view and opinions expressed in such Media are those of the author(s)/speaker(s) referenced or quoted in such Media and, unless specifically noted otherwise, do not necessarily represent the opinion of Blue Lion Capital.

Cautionary Statement Regarding Forward-Looking Statements
The materials on this website contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Blue Lion Capital. Although Blue Lion Capital believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of these materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Except to the extent required by law, Blue Lion Capital will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Additional Information
Ronald K. Tanemura, Paul J. Miller, Jr., Charles W. Griege, Jr., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., and Blue Lion Opportunity Master Fund, L.PLand & Buildings Capital Growth Fund, LP, L & B Real Estate Opportunity Fund, LP, (collectively, the "Participants") intend to file a preliminary proxy statement and an accompanying proxy card with the SEC to be used to solicit proxies in connection with the 2018 Annual Meeting of Shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "2018 Annual Meeting"). Shareholders are advised to read the proxy statement and any other documents related to the solicitation of shareholders of the Company in connection with the 2018 Annual Meeting when they become available because they contain important information, including additional information relating to the Participants. These materials and other materials filed by Blue Lion Capital in connection with the solicitation of proxies will be available at no charge at the SEC's website at www.sec.gov.



HOW TO VOTE

| OUR PROXY | PRESENTATIONS & LETTERS | REASONS TO VOTE "AGAINST" BOGGS & SMITH | SEC VIOLATIONS DOCUMENTS |

Vote The BLUE Proxy Card To **Vote "Against" Scott Boggs and Douglas Smith** - Two Longstanding and Ineffective Directors

Blue Lion Capital ("BLC") believes that HomeStreet has tremendous potential to generate significant value for shareholders. However, HomeStreet has been a huge disappointment for investors. We believe shareholders should demand accountability.

Both Scott Boggs and Douglas Smith have been board members of HomeStreet since the Company's IPO in 2012; Mr. Boggs has been a director of HomeStreet as a privately-held bank since 2006. **Review all of the reasons we believe you should vote "Against" Boggs and Smith**

In February 2017, HomeStreet was fined $500,000 by the SEC for improper accounting practices, violating securities laws and impeding the SEC's investigation by trying to identify the whistleblower who reported the issue. **Review additional information about HomeStreet's SEC violations**

We encourage you to read our proxy statement and the other materials on this website carefully and to visit often for any updates.



TOTAL SHAREHOLDER RETURN 2013-2017 *
0.0%
30.0%
60.0%
90.0%
120.0%
150.0%
180.0%
HomeStreet Inc.
Pacific Northwest Peers
California Peers
KBW Bank Index (BKX)
KBW Regional Banking Index (KRX)
Russell 2000 Index (RTY)
S&P 500 Index (SPX)

* Source: Bloomberg and S&P Global Market Intelligence. Fundamental figures as of Q4 2017 and pricing and valuation as of April 20, 2018. Peer numbers represent medians. Pacific Northwest peers are COLB, BANR, GBCI, and HFWA. California peers are CVBF, WABC, TCBK and PPBI.


ABOUT BLUE LION CAPITAL

Blue Lion Capital was founded by Charles Griege in 2005 and invests in undervalued securities with asymmetric risk/reward profiles.

Blue Lion is principally focused on equity securities in three core sectors: Consumer, Financials and Technology
- Launched the CLO Opportunity Fund in 2009
- Launched the Bank Consolidation Fund in 2011

Our decision to undertake this campaign:
The decision to undertake this campaign was made after very careful consideration and numerous attempts to constructively engage with management. It is important for you to know that we are not short-term oriented stock traders seeking to generate a quick return on our investment. To the contrary, we are long suffering HomeStreet shareholders - like many of you - who have invested a significant amount of money into its common stock.

Blue Lion Capital
Charles Griege or Justin Hughes
Blue Lion Capital
(214) 855-2430



HOW TO VOTE

OUR PROXY | PRESENTATIONS & LETTERS | REASONS TO VOTE "AGAINST" BOGGS & SMITH | SEC VIOLATIONS DOCUMENTS

OUR PROXY STATEMENT

VOTE TODAY



Blue Lion Capital's Proxy Statement

Seeking Shareholder Support "Against" the Re-Election of Longstanding Directors Scott Boggs & Douglas Smith

© 2018 Blue Lion Capital


PRESENTATIONS, LETTERS AND PRESS RELEASES



April 25, 2018
Letter to HomeStreet Shareholders



April 24, 2018 Press Release
Blue Lion Capital Expresses Disappointment
with HomeStreet's First Quarter Results



April 2, 2018 Press Release
HomeStreet Inexcusably Disenfranchises
Shareholders



March 5, 2018 Press Release
HomeStreet Reveals Its Disdain for
Shareholder Rights



February 26, 2018 Press Release
BLC Nominates Two Experienced and
Independent Professionals to the Board of
Homestreet



January 17, 2018
Letter to HMST Board



December 21, 2017
Presentation to HMST Board



November 20, 2017
Letter to CEO Mark Mason


REASONS TO VOTE "AGAINST" BOGGS & SMITH

Scott Boggs has served on the board of HomeStreet bank since 2006. He has been the Chairman of the Audit Committee since 2012 and the company's Lead Independent Director since 2015.

Douglas Smith has served on the board of HomeStreet and as a member of the Audit Committee since 2012. He has also been on the Human Resources and Corporate Governance Committee ("HRCG"), which acts as both the Compensation Committee and Nominating Committee, since 2012, and the Chairman of the HRCG since 2015.

As board members, Scott Boggs and Douglas Smith are directly responsible for HomeStreet's **under-performing stock price**, its **poor performance against its peers on every relevant metric**, its **flawed accounting practices**, its **lack of accountability**, its **undisclosed related-party transactions,** its **excessive compensation,** and its **lack of diversity in the boardroom.**

CONSIDER THESE IMPORTANT FACTS

Stock Price Performance: For the five years ending December 31, 2017, the total return for shareholders was 16%, significantly lower than the performance of HomeStreet's banking peers, the 131% return for the KBW Regional Banking Index, and the 108% return for the S&P Index.

Operational Performance: HomeStreet has under-performed its peers on every relevant metric that we use as bank investors.
Review HomeStreet's operational under-performance with Boggs & Smith as Directors

Flawed Accounting Practices & Securities Law Violations: Together, Mr. Boggs and Mr. Smith served on the Audit Committee while HomeStreet made improper accounting entries that had the effect of smoothing the Company's earnings over three years. The Company and the Company's Treasurer, Darrel van Amen, were fined for this improper conduct (**See SEC Violations Documents**).

Lack of Accountability: Incredibly, despite the SEC's findings and fine, Directors Boggs and Smith remain on the Board and on the Audit Committee (with Boggs still as Chairman), Mr. Mason remains as Chairman & CEO, Mr. van Amen remains in his position as Treasurer, and Godfrey Evans - the Company's General Counsel and Chief Ethics Officer - is still employed by HomeStreet.

Undisclosed Related-Party Transactions: Director Douglas Smith works with his father, Gordon Smith, at a business called Miller & Smith. HomeStreet's Chairman and CEO, Mr. Mason, and Gordon Smith have business ties that go back to at least 2008, when they were in the energy business together. Gordon Smith was a large owner of that business and Mr. Mason served as its President. In 2013, HomeStreet recorded a new lien – presumably evidencing a new credit relationship – with that same energy business, backed by Gordon Smith. *Yet, HomeStreet has never disclosed the longstanding business relationship between its CEO and the father of the compensation committee's Chairman, or the loan made to the company.*

Excessive Compensation: Under the leadership of Mr. Smith as the Chairman of the HRCG Committee, despite serial under-performance, Mr. Mason has been awarded a new 3-year employment contract in January. Mr. Mason's 2018 minimum salary was increased by 40%, despite 2017 pre-tax profits being down 27% and a total shareholder return of -8%.

Lack of Diversity in the Boardroom: Almost two years ago, a group reached out to Mr. Mason to encourage diversity on the all-male HomeStreet Board. Mr. Mason refused to even have a meeting on the topic. Now, the Board claims it is attempting to identify a woman or diverse Board candidate. But the facts belie this. Just this year, Mr. Smith and his committee have nominated three candidates for the Board. True to form, they are all men.

For additional information about all of these issues, please read our **Letter to HomeStreet Shareholders on April 25, 2018**.



UNDER DIRECTORS BOGGS AND SMITH HOMESTREET HAS UNDER-PERFORMED ITS PEERS ON EVERY RELEVANT METRIC

















* Source: Bloomberg and S&P Global Market Intelligence. Fundamental figures as of Q4 2017 and pricing and valuation as of April 20, 2018. Peer numbers represent medians. Pacific Northwest peers are COLB, BANR, GBCI, and HFWA. California peers are CVBF, WABC, TCBK and PPBI.



HOMESTREET CHARGED WITH IMPROPER ACCOUNTING AND IMPEDING WHISTLEBLOWER



U.S. SECURITIES AND EXCHANGE COMMISSION

Press Release

Financial Company Charged With Improper Accounting and Impeding Whistleblowers

Related Materials

SEC Press Release January 19, 2017

Financial Company Charged With Improper Accounting and Impeding Whisteblower



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934

ACCOUNTING AND AUDITING ENFORCEMENT

ADMINISTRATIVE PROCEEDING

In the Matter of

HOMESTREET, INC. and DARRELL VAN AMEN,

Respondents.

ORDER INSTITUTING CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING A CEASE-AND-DESIST ORDER

I.

II.

SEC Order

HomeStreet Required to Pay a Civil Penalty in The Amount of $500,000



CONTACT INFORMATION

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**For additional information or assistance contact
Blue Lion Capital's proxy solicitor**

Alliance Advisors
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Shareholders Call Toll Free: 1- 833-786-5516
Email: BLC@allianceadvisorsllc.com

Investor Contact

Blue Lion Capital
Charles Griege or Justin Hughes
Blue Lion Capital
(214) 855-2430



BLUE LION
CAPITAL

(HOW TO VOTE)

| HOME | ABOUT US | OUR PROXY | PRESENTATIONS & LETTERS | REASONS TO VOTE "AGAINST" BOGGS & SMITH | SEC VIOLATIONS DOCUMENTS | CONTACT & JOIN MAILING LIST |

Vote The BLUE Proxy Card To **Vote "Against" Scott Boggs and Douglas Smith**
- Two Longstanding and Ineffective Directors

Vote by Phone
Please call the telephone number specified on your BLUE proxy card from a touchtone phone and follow the simple instructions.

Vote by Internet
Follow the instructions on your BLUE proxy card to vote online.

Vote by Mail
Simply complete, sign, date and return the BLUE proxy card in the postage-paid envelope provided.

We urge you not to return any proxy card you receive from the Company. If you have already sent a proxy card furnished by HomeStreet or have otherwise submitted a proxy using one of the methods described in the HomeStreet Proxy Statement, you may revoke that proxy and vote on each of the proposals described in our **Proxy Statement** by phone, Internet or mail described above

For additional information or assistance contact Blue Lion Capital's proxy solicitor

Alliance Advisors
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003

Shareholders Call Toll Free: 1- 833-786-5516
Email: BLC@allianceadvisorsllc.com